Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Chelsea GCA Realty Partnership, L.P. for the registration of $300,000,000 of its shares of common stock, preferred stock and/or preferred stock represented by depository shares and for the registration of $600,000,000 in one or more series of unsecured nonconvertible debt securities, and to the incorporation by reference therein of our report dated Feburary 2, 2000, with respect to the consolidated financial statements and schedule of Chelsea GCA Realty Partnership, L.P. included in its Annual Report (Form 10-K) for the year ended December 31, 1999, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
June 12, 2000
New York, N.Y.